Exhibit 1.1

          Convenience translation from Hebrew (as amended and restated)



                               COMPANIES ORDINANCE

                            COMPANY LIMITED BY SHARES

                            MEMORANDUM OF ASSOCIATION

                                       OF

                           ORCKIT COMMUNICATIONS LTD.



1. Name of the Company: ORCKIT COMMUNICATIONS LTD.

2. Objectives for which the Company was established:

        (a) To deal in the development, manufacture, marketing, and rendering consultation services in all things related to the products in the electronics, communications, and satellites communications markets.

        (b) To buy, to acquire, to receive, to hold, to hire, to lease, to deliver, to lend, to invest, to mediate, to transfer, to pawn, to mortgage, and to enter any deal involving chattels, rights and properties required for the management of the Company's business, to achieve its objectives, and in particular real estate, funds, buildings, rights, credit, use of machines, devices, raw materials, articles, processed or unprocessed goods.

        (c) To invest and to use, as the Company should decide from time to time, the Company's funds, assets and profits, its capital and its estate as it should deem convenient and efficient in order to achieve the Company's objectives and its business.

        (d) To borrow and to get funds from any source whatsoever, including the issue and sale of promissory notes, bonds or securities, and by levying mortgages on the Company's assets or part thereof. To agree to transfer mortgages, pawns, liens, to set their conditions, to change them, to cancel them, to redeem them, and to invest all kinds of funds and considerations which the Company obtains by the above-mentioned means, in any way or manner which the Company deems convenient, as well as to register and receive mortgages and liens to the Company's credit.

        (e) To purchase all kinds of shares, companies or rights from any corporate, or to belong in any other manner to bodies or corporations as mentioned above, dealing in the same business in which this Company is entitled to deal in, or which may provide for the efficiency of the Company's business or its objectives.

        (f) To divide among the Company's members the Company's assets, or part thereof, in any manner which the Company should deem convenient, provided that any division which brings about a reduction or a decrease or a limitation in the Company's capital shall be undertaken only in keeping to the provisions in the law.

        (g) To merge with any Company, or any other juridical entity, and to associate with all kinds of companies, partnerships and other bodies for purposes of the Company's business.

        (h) To purchase the assets, business and goodwill of any person, partnership, Company, corporation or body which deals in business having similar objectives as those of the Company, as well as to deal in the assets of any such person, partnership, corporation, company or body, and to take upon itself its obligations or part thereof.

        (i) To purchase shares, stock or securities of any company, corporation or enterprise, and to deal with them, insofar as such purchase or such dealings can assist in promoting the Company's business.

        (j) To purchase patents, rights on patents, trademarks and secret processes and to deal therein, to grant on them or part thereof rights or benefits as well as to sell them or part thereof, or to assign them in any other way.

        (k) To hire and get into contract with workers, employees, contractors, clerks, agents, and other persons for purposes of the Company business.

        (l) To perform all things which the Company is entitled to perform in accordance with the powers and authorities granted to the Company in accordance with the provisions of the Companies Ordinance, or in accordance with any other legislation, and to perform any act or deed which the Company deems to be attached or to be a part of all of the above-mentioned objectives, or any part thereof, and each and everyone of the above-mentioned objectives shall be considered an objective per se for which the Company was established, and independent of any other objective.

3.  The members' responsibility is limited.

4.

        (a) The share capital of the Company is ten million (10,000,000) Ordinary Shares of no nominal value.

        (b) The rights granted by the shares shall comply with the provisions stated in the Company's Statutes from time to time.

        (c) The Company shall be entitled to issue the original or enlarged share stock, in full or in part, with preferential shares as regards voting rights, dividends, under the conditions established from time to time by resolution of the General Assembly.

               The rights granted at any given time to every type of the Company's stock shares may be changed, increased or dealt with in any manner provided for in the Statues of the Company, as they should be in force at the time.

        (d) The Company shall be entitled to increase its capital and to issue new shares, whether ordinary or with preferential rights, priority rights, or other special rights, as per the conditions that the Company should deem convenient. The Company shall also be entitled to divide the registered and existing shares to different types with bundles of rights, different rights or special rights.

5. Each shareholder resolution shall be adopted by the holders of a simple majority of the voting rights participating in such vote.

The persons whose names and their addresses are stated hereunder wish to associate as a Company as per the provisions of this Memorandum of Association, and we agree to subscribe the number of shares of the Company capital indicated next to our names:

        Name                I.C.             Address          Number of      Shares            Signature
                                                               Ord. "A"      Ord. "B"
1) Idith Tamir         6929731          Jabotinsky         200                199         (signed)
                                        14,Givataim
2)Kalman Ruttenberg    6929729          Allenby 113,              -                  1          (signed)
                                        Haifa

Date: 7/1/1990

Witness to the above signatures: (signed) Doron Levy, Attorney-at Law

Registrar of Companies 2/85